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                                                                     EXHIBIT 4.1


November 9, 2000



Securities and Exchange Commission
Washington, D.C.  20549


Ladies and Gentlemen:

We were previously principal accountants for Singlepoint Systems Corporation (formerly known as Global MAINTECH Corporation) and, under the date of April 14, 2000, we reported on the consolidated financial statements of Singlepoint Systems Corporation (formerly known as Global MAINTECH Corporation) and subsidiaries as of and for the years ended December 31, 1999 and 1998. On November 2, 2000, we resigned as principal accountants. We have read Singlepoint Systems Corporation's statements included under Item 4 of its Form 8-K dated November 9, 2000, and we agree with such statements, except that we are not in a position to agree or disagree with Singlepoint Systems Corporation's statement that management has begun a search for a principal accountant.

Very truly yours,


/s/ KPMG LLP